July 29, 2024

Kwai Hoi Ma
Chief Executive Office
Real Messenger Corp
695 Town Center Drive, Suite 1200
Costa Mesa, CA 92626

       Re: Real Messenger Corp
           Amendment No. 8 to Registration Statement on Form F-4
           Filed July 18, 2024
           File No. 333-273102
Dear Kwai Hoi Ma:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 12, 2024 letter.

Amendment No. 8 to Registration Statement on Form F-4
Cover Page

1. We note that you issued $7.0 million of 2024 Convertible Notes, which will convert into an aggregate of 1.4 million PubCo Ordinary Shares at the closing of the Business
       Combination. Please revise, here and elsewhere throughout the filing where you discuss the 2024 Convertible Notes, to clearly state that the two investors will receive shares valued at approximately $14.0 million upon closing in exchange for their $7.0 million investment.
 July 29, 2024
Page 2
General Description of the Acquisition Merger
Acquisition Merger with Real Messenger; Acquisition Merger Consideration, page
77

2. You state that under the no redemption and maximum redemption scenarios, Nova
       Vision's Initial Shareholders will own approximately 18.37% and 22.03%, respectively, of the issued share capital of PubCo. Please provide the calculations that support such amounts or revise as necessary. In this regard, it appears the ownership percentages of
       Nova Vision's Initial Shareholders under the no redemption and maximum redemption scenarios should be 16.14% and 18.85%, respectively.
Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Statements of Operations and Comprehensive Loss
For the Year Ended March 31, 2023, page 144

3. Please remove the pro forma condensed combined statement of operations for the year ended March 31, 2023 and all related disclosures. Refer to Rule 11-02(c)(2) of Regulation
       S-X.
Security Ownership of the Combined Company After the Business Combination, page 164

4. Please update your footnote disclosure to identify the natural person(s) that hold voting and/or dispositive power of the relevant shares, of Fantastic Global Venture Limited,
       TKO Investment Limited, and Nova Pulsar Holdings Limited, or tell us why it is not required.
Real Messenger Holdings Limited
Notes to Consolidated Financial Statements
Note 13. Subsequent Events, page F-55

5. We note your response to prior comment 1. Please tell us the amount of "nominal"
       consideration paid for the 1.0 million Class A Ordinary Shares that were issued to Kwai
       Hoi, Ma's personal holding company, as well as the fair value at the time of purchase. In addition, explain in further detail how you considered the guidance in ASC 718 in determining that the issuance of such shares was not compensatory, or tell us what other guidance you applied in accounting for such issuance.
General

6. Please ensure you provide consistent percentage ownership and voting interest information throughout the filing. For example, on the cover page, you state that upon consummation of the Business Combination, Real Messenger shareholders will have approximately 86.59% of the aggregate voting power of all issued PubCo Ordindary
       Shares while the organization chart on page 17 reflects an 89.84% voting interest. On page 9 you state Nova Vision current shareholders will own 19.76% of the issued share capital of PubCo while the chart that follows reflects an ownership percentage of 19.70%.
       Please revise throughout as necessary.
 July 29, 2024
Page 3

       Please contact Dave Edgar at 202-551-3459 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby at 202-551-3334 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology